NEWS RELEASE

Review of 2011 and Outlook for 2012

Vancouver, Canada – March 26, 2012 – Bradford Cooke, Chairman and CEO of Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN), provides the following review and update of Canarc’s progress in 2011, and its plans for 2012.

Highlights of 2011

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Completed an updated NI 43-101 Preliminary Economic Assessment Report for the New Polaris gold mine project in northwestern British Columbia, which significantly enhanced the robust project economics for Canarc to build and operate a 72,000 oz per year gold mine at New Polaris.

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At US$1400 per oz gold and a $1.00 CA/$US exchange rate, the Discounted NPV (5%) = US$195 million, Internal Rate of Return (IRR) = 42.8%, Payback Period = 1.85 years, Capital Costs were estimated at US$75 million and Cash Operating Costs were a low US$481 per oz.

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Received several expressions of interest from mining companies interested in an option and joint venture to advance New Polaris through mine development and a feasibility study, and agreed on a non-binding letter of intent with one party, but they were unable to close the agreement.

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Amended the Tay LP property option agreement with Ross River Minerals Inc. to extend the option commitments by one year.

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Identified several new exploration targets on the Tay LP property in the light of the positive results from the 470 kilometer airborne geophysical survey that Cap-Ex completed in 2010.

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Acquired the Windfall Hills project (3,780 hectares) located in central British Columbia about 90 km northwest of New Gold’s 7.8 million oz Blackwater gold deposit.

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Staked three additional gold properties called Devils Thumb, Devils Thumb East and Windfall Hills East (15,175 hectares) north and east of the Windfall Hills project.

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Defined initial drill targets on the Windfall Hills project by completing a Phase 1 exploration program including detailed soil and rock geochemical sampling over the main target area

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Evaluated several attractive merger and acquisition opportunities in order to take the Company to another level of growth in an accretive manner

The year 2011 was a challenging one for junior mining companies and Canarc was no exception.  Following an upbeat 2010, in large part due to the proposed acquisition of Relief Canyon gold mine in Nevada, Canarc made the difficult decision not to pursue the purchase of Relief Canyon in early 2011 based on additional due diligence.  We subsequently sold the Relief Canyon assay laboratory near Lovelock, Nevada for US$600,000 plus expenses, thereby recovering all of the Company's sunk costs related to this acquisition.

As described earlier, the updated preliminary economic assessment of the New Polaris gold mine project returned substantially improved economics for the development of a 72,000 oz per year gold mine.  As a result, Canarc has recently received several new expressions of interest in New Polaris from mining companies.  Management intends to seek a new partner for the development of New Polaris.

New Polaris:  Moose Mountain Technical Services updated and optimized their preliminary economic assessment of New Polaris and the results were substantially improved economics for the New Polaris gold mine project.  Using updated parameters in the base case economic model for the gold price (US$1200 per oz), $CA/$US exchange rate (1.00), cash costs (US$481 per oz) and cut-off grade (7 grams per tonne), the updated Moose Mountain PEA generates a discounted (5%) after-tax Net Present Value (“NPV”) of CA$129.8 million with an after-tax Internal Rate of Return (“IRR”) of 31.4% and a 2.5 year pay-back period. On a pre-tax basis, the undiscounted life-of-mine cash flow totals CA$280.8 million with a 38.1% IRR and a 2.4 year pay-back period.  At a US$1400 per oz gold price, New Polaris has an after-tax NPV (5%) of US$195 million with an IRR = 42.8% and a 1.85 year payback period.

Tay LP:  Canarc evaluated the data from a 470 km airborne geophysical survey flown in 2010 and identified a number of strong EM conductors and magnetic anomalies within prospective geological settings that have never been drilled.  Management has prioritized these conductors and anomalies for drilling in 2012.

Windfall Hills:  After acquiring options to purchase 100% interests in two adjacent gold properties in the Windfall Hills area, located 65 kilometers (km) south of Burns Lake and 90 km northwest of New Gold’s exciting new 7.8 million oz Blackwater gold discovery in central BC, Canarc conducted a 340 sample soil geochemical program on a 100 meter by 25 meter grid over the main 2.8 sq. km. historic prospect area.  The work defined two gold-silver geochemical soil anomalies flanking two geophysical resistivity anomalies that are ready for drilling in 2012.  The Company also staked three additional gold properties called Devils Thumb, Devils Thumb East and Windfall Hills East totaling 15,175 hectares north and east of the Windfall Hills project and plans to carry out reconnaissance mapping and sampling this year.

Outlook for 2012

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Canarc recently received several new expressions of interest from mining companies interested in an option and joint venture to advance New Polaris through mine development and a feasibility study, and management will continue to focus on trying to close an agreement with a new partner.

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Since the Company is seeking a significant initial payment or investment from any new partner on New Polaris, the Board of Directors elected to provide temporary debt financing to Canarc in order to avoid issuing new equity at this time

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Canarc also plans to drill several attractive gold targets at the Windfall Hills and Tay LP gold properties, subject to securing either option and joint venture partners or appropriate financing

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The Company has identified and will continue to evaluate merger and acquisition opportunities to grow its gold exploration and mining portfolio in North America.

In more detail, Canarc plans to pursue the following four strategic initiatives to create value for shareholders in 2012.

Firstly, Canarc is seeking a strategic financial or joint venture partner to advance the New Polaris high grade gold mine project through mine development and a bankable feasibility study.  Given that gold prices continue to rise, and the company holding the Tulsequah Chief property adjacent to New Polaris has already received its government environmental permit, signed an MOU with the local native band and is expecting to receive shortly its revised feasibility study and financing commitments to build their 2,000 tonne per day poly-metallic mine, the time is right for Canarc to move forward with New Polaris.

Secondly, the Company will look for ways to optimize its interest in the Tay LP property.  Gold mineralization at Tay-LP shares some geological similarities with other recent gold discoveries within the Tintina Gold Belt, such as the Rau property of Atac Resources and the Ketza River gold deposit of Yukon-Nevada Gold.  The recent airborne geophysical survey located several strong EM conductors and magnetic anomalies that represent high priority drill targets. Combine these with the prospective geological setting, and numerous other untouched geophysical and geochemical anomalies, and it is safe to say that there are many attractive exploration targets waiting to be explored at Tay LP.  Canarc plans to drill Tay LP in 2012 subject to securing either an option and joint venture partner or appropriate financing.

Thirdly, the Windfall Hills properties represent a major landholding with excellent exploration potential in the same geological setting as BC’s most exciting new gold discovery in two decades, the 7.8 million oz Blackwater gold deposit of New Gold in central BC.  Canarc plans to drill Windfall Hills in 2012 subject to securing either an option and joint venture partner or appropriate financing.

Lastly, we have already identified and will continue to pursue new opportunities for growth by evaluating attractive gold projects in the USA and Canada for acquisition where management’s exploration and mining experience can add value.

We appreciate the continued support of our many shareholders, and we all look forward to a rewarding year of growth for the Company.

Canarc Resource Corp.

/s/     “Bradford J. Cooke”

Bradford Cooke

Chairman and CEO

About Canarc Resource Corp. - Canarc Resource is a growth-oriented, gold exploration company listed on the TSX (CCM) and the OTC-BB (CRCUF). The Company is currently focused on exploring its four gold properties in central BC and the Tay LP gold property in the Yukon Territory. Canarc is also seeking a partner to advance its 1.1 million oz, high grade, underground, New Polaris gold mine project in British Columbia to the feasibility stage.

For More Information - Please contact Garry Biles, President, or Erika Fula, Investor Relations Assistant

Toll Free: 1-877-684-9700,

Tel: (604) 685-9700,

Fax: (604) 685-9744,

Email: info@canarc.net,

Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Canarc’s future performance, including anticipated revenues, cash costs, capital costs, gold production, timing and expenditures to develop new mines and mineralized zones, gold grades and recoveries, and the use of the Company’s working capital. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.